SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INDEX

Page

Portuguese Conference Call

November 17th, 2014
2:00 p.m.. (Brasília)
11:00 a.m. (US EST)
4:00 p.m. (UK)
Phone: (11) 4433-2163
Password: 9532

English Conference Call

November 17th, 2014
2:00 p.m.. (Brasília)
11:00 a.m. (US EST)
4:00 p.m. (UK)
Phone: (11) 4433-2163
Password: 9532

IR Contact:

invest@eletrobras.com

www.eletrobras.com/elb/ri

Tel.: (+55) (21) 2514-6333

Introduction
I. Analysis of the Results of the Consolidated Companies	3
II. Analysis of the Results of the Parent Company	12
III. Eletrobras Information	16
IV. Attachment: Subsidiary Companies Information
IV.1. Generation and Transmission Companies	31
Itaipu	32
Furnas	40
Chesf	67
Eletronorte	94
Eletronuclear	112
Eletrosul	120
CGTEE	145
IV.2. Distribution Companies	154
Amazonas Energia	155
Distribuição Acre	169
Distribuição Alagoas	179
Distribuição Piauí	188
Distribuição Rondônia	197
Distribuição Roraima	206
IV.3. Participation Company	215
Eletropar	215

Rio de Janeiro, November 14th, 2014 - Eletrobras (Centrais Elétricas Brasileiras S.A.) (BM&FBOVESPA: ELET3 and ELET6 – NYSE: EBR and EBR-B – LATIBEX: XELTO and XELTB), the largest company in the electricity sector in Latin America, parent company of 12 subsidiaries, operating in the generation, transmission and distribution segments, a participation company named Eletropar, and a 50% interest in the social capital of Itaipu Binational Company, announces its results for the period.

Throughout the first nine months of 2014 (9M14), Eletrobras showed an overall net loss in the amount of R$ 1,857 million as compared to a net loss in the amount of R$ 787 million registered in the first nine months of 2013 (9M13). During the third quarter 2014 (3Q14) Eletrobras registered a net loss in the amount of R$ 2,738 million as compared to a net loss of R$ 105 million, registered in 2Q14, whilst in the third quarter of 2013 (3Q13) it registered a net loss in the amount of R$ 915 million.

The results of the 3Q14 were influenced by certain facts that we hereby highlight:

In a positive way: i) Within the Generation segment, the revenue from supply of electricity increased by 28.7% and in the Distribution segment revenue increased by 28.6%; (ii)Reversal of provisions related to  Onerous Contracts in the amount of R$ 408 million; (iii) Net gains due to foreign currency exchange rate variations in the amount of R$ 349 million; and (vi) Personnel account reduced by 5.7%.

In a negative way: i) Electric Energy Purchased for future Resale in the amount of R$ 3,135 million in the 3Q14 (R$ 2,010 million in the 2Q14); ii) Provisions for Compulsory Loans in the amount of R$ 1,341 million; iii) Provision for Financial Asset loss in the amount of R$ 197 million; iv) Negative results accrued from its equity interests in other companies in the amount of R$ 790 million in the 3Q14, due mainly to the negative results registered in the SPE Madeira Energia S.A (Santo Antonio Hydroelectric Power Plant). See item 3 Additional Information - item 3.

HIGHLIGHTS OF THE CONSOLIDATED RESULTS OF 3Q14:

•         Net Operational Income – NOI in the amount of R$ 6,589 million;

•         Personnel, Material and Services (PMS) costs in the amount of R$ 5,891 million;

•         Reversal of provisions related to  Onerous Contracts in the amount of R$ 408 million (see item I.4);

•         Provisions for investment losses in the amount of R$ 197 million (see item I.3);

•         Provision for contingencies in the amount of R$ 1,410 million (see item I.3);

•         Impairment in the amount of R$ 382 million;

•         Net income due to foreign currency exchange rate variations with a positive result in the amount of R$ 349 million;

•          Consolidated EBITDA: - R$ 2,511 million.

The analysis of the items in the Income Statement of each company of Eletrobras System is presented in the Attachment of this Marketletter, after the Financial Statement for each company

Additional Information:

1.    During the General Shareholders Meeting, held on September 26th  , 2014 the shareholders approved the acquisition  of the majority of CELG Distribuição S.A. – CELG-D shares. Although the full ownership of the related shares has still to be transferred from Companhia Celg de Participações – CELGPAR to Eletrobras, the new asset appears in the consolidated financial statements, excluding the Statement of Income, related to the quarter ended on September 30th, 2014 (in compliance with CPC 15/IFRS3). For accountability reasons, the date of effective business indenture coincides with date of the 3Q14 Marketletter.

2.    To improve its Financial Report the Company reclassified the Statement of Income for the September 2013 period, highlighting its direct operating costs in the chart, therefore showing a gross profit line.

3.    On September 30th, 2014 Madeira Energia S.A. (MESA), of which Furnas detains a 39% equity interest, showed an excess of liabilities towards its current assets in the amount of R$ 1,179 million. In order to equalize the situation of its negative current capital, the invested company expects its partners to increase their capital interests in the partnership. A portion of this amount refers to the recognition of the provision for losses incurred in the refundable expenses towards the Consórcio Contrutor Santo Antonio (CCSA).

Such receivable was issued on the occasion under which the 2nd Additive to the Concession Contract signed with ANEEL, based on a chronogram in which the date of the beginning of Commercial Operation of the power generating units by CCSA  was expected to be anticipated for the second time, therefore the parties signed their commitment to the “Terms and Conditions” of the Santo Antonio Hydroelectric Power Plant Development Contract. However aforesaid chronogram was not fully complied, causing the net results of the balance to accrue an amount due to MESA as reimbursement from CCSA.

In order to calculate the amount pertaining this reimbursable expense, CCSA requested the application of Clause 31.1.2.1.1 of the Building Contract, which foresees a contractual limit amount of R$ 122,00/MWh for transfers related to the costs incurred by unforseen energy purchases. Under the circumstances MESA’s staff, at the period ended on September 30th 2014, additional studies, including those pertaining legal aspects, and decided to change its estimates regarding the amount pertaining the asset value. Therefore, within the full value of reimbursable expenses in the amount of R$ 1,340 million, a provision for losses was settled in the amount of R$ 655 million, in order to reflect the expected receipt of an amount of R$ 685 million.

MESA and CCSA are coming to an understanding with regards to make an agreement pertaining the terms and conditions to settle the matter.

I. ANALYSIS OF THE CONSOLIDATED RESULTS (R$ million)

		R$ Million
9M14	9M13		3Q14	2Q14	3Q13
20,464	17,883	Net Operating Income (a)	6,589	6,867	6,078
-6,820	-4,226	(-) Energy purchased for resale	-3,135	-2,010	-1,258
-1,117	-1,316	(-) Usage of the electric grid	-349	-401	-463
-1,040	-1,336	(-) Fuel for electricity production	-332	-390	-253
-1,799	-2,387	(-) Construction	-656	-606	-1,045
9,688	8,618	Gross Results	2,116	3,459	3,059
-5,891	-6,176	(-) Personnel, Material and Services	-2,056	-2,108	-2,382
-313	-317	(-) Remuneration and Reimbursement	-82	-98	-93
-1,169	-1,083	(-) Depreciation and amortization	-394	-394	-373
-2,353	-3,144	(-) other expenditures	-447	-907	-804
-38	-2,101		-862	-49	-593
-661	235	Shareholdings	-790	36	31
-829	401	Operating provisions	-1,253	83	1,046
-1,528	-1,466		-2,905	70	485
1,314	1,250	Interest income and financial investments	214	596	539
153	204	Monetary Adjustement	-42	46	-34
127	482	Foreign currency exchange rate variations	349	-104	-11
-2,164	-1,159	Debt charges	-1,091	-492	-337
-74	-171	Charges related to Shareholders Resources	-14	-32	-18
684	214	Other financial results	630	-12	-26
-1,489	-645		-2,859	72	-288
-361	-138	Income Tax and Social Contribution	116	-172	-225
-1,850	-783	Net Income	-2,743	-100	-918
07	04	Minority Shareholders	-05	05	-03
-1,857	-787	Consolidated Net Income	-2,738	-105	-915

(a)     See item I.1.2

I.1       FINANCIAL HIGHLIGHTS

Main Variations in Results (9M14 x 9M13)

The result of the 9M14 showed a 136% variation when compared to the 9M13, whereas a net loss in the amount of R$ 1,857 million was registered in 9M14 as compared to a net loss in the amount of R$ 787 million in 9M13.

Net Operating Income, in the amount of R$ 20,464 million, detailed in Chart I.1.2 registered in 9M14 a 14.4% increase as compared to 9M13, when it was registered an amount of R$ 17,883 million.

 Generation income registered a 21.6% increase, from R$ 13,060 million in 9M13 to R$ 15,877 million in 9M14. Such increase was mainly due to electricity saleswithin the Short Term Market (CCEE). The volume of energy sold by the Eletrobras companies went from 196 TWh in 9M13 as compared to the 184 TWh in 9M14. Transfers from Itaipu went from a net expense in the amount of R$ 211 million in 9M13 to a netexpense in the amount of R$ 1.3 million in 9M14. Construction revenue showed an increase and was registered at its equivalent value as cost of construction.

 Transmission income showed a 0.1% increase, from R$ 3,172 million in 9M13 to R$ 3,176 million in 9M14, influenced mainly due to an update on the values regarding Transmission fees.

Distribution income showed a 3.4% increase from R$ 4,013 million in 9M13 to R$ 4,148 million in 9M14, influenced by the increase in the supply revenues. The supply of electricity registered a 9.3% increase from R$ 3,304 million in 9M13 to R$ 3,610 million in 9M14. The volume of electricity sold went from 11.8 TWh in 9M13 to 12.5 TWh in 9M14. Construction revenue was registered at its equivalent value as cost of construction.

-Electricity bought for future resale registered a 61.4% increase, from R$ 4,226 million in 9M13 to R$ 6,820 million in 9M14.  This result was mainly due to the purchase of energy within the short term market as result of the Generating Scale factor – GSF during the period, which was partially compensated by the decrease of energy purchased by Amazonas Energia.

-The Fuel for the Production of Electricity line registered a 22.2% decrease. Throughout the 9M13 it registered a net expense in the amount of R$ 1,336 million, whilst in 9M14 it registered a net expense in the amount of R$ 1,040 million due to a reduction of volume of thermal electricity dispatched by Camaçari Plant.

-Throughout 9M14 the full amount of the Personnel, Material and Service (PMS) line showed a 4.6% decrease from R$ 6,176 million in 9M13 to R$ 5,891 million in 9M14.  Personnel decreased by 8.1% whilst Services increased by 2.9% and Material also increased by 3.5% (see item I.7).

-Operating provisions registered a R$ 401 million reversal in 9M13 as compared to a R$ 829 million expense in 9M14, influenced mainly by provisions for contingencies in the amount of R$ 1,620 million, of which R$ 1,442 million refer to Compulsory Loan and also by impairment in the amount of R$ 466 million, by the provision for financial asset loss in the amount of R$ 408 million (related to reinvestments made in concessions renewed under Law 12.783/2013 and that have yet to be recognized by ANEEL to be duly included in the respective tariffs), and by the provision for adjustment at market value (specially related to the share interest in CESP) in the amount of R$ 111 million in 9M14, partially compensated by the reversion of the Onerous Contracts in the amount of R$ 1,234 million and also by the reversion of the Provision to cover Financial Investment Losses in the amount of R$ 442 million and reversal of provision to cover doubtful credits in the amount of R$ 272 million pertaining certain financing and loan granted to CEMAT and CELTINS (see item I.4).

-Shareholdings line registered a 345.9% decrease, from a net income in the amount of R$ 235 million in 9M13 to a net expense in the amount of R$ 661 million in 9M14. The variation was due mainly to amounts related to equity investments in affiliated companies and also by the negative results obtained by SPE Madeira Energia S.A (Santo Antonio Hydroelectric Power Plant).

-Net Financial Result line registered a net income of R$ 821 million in 9M13 as compared to a net income of R$ 39 million in 9M14, which represents a 95.2% negative variation. Highlighting the net results of Debt Charges, in the amount of R$ 1,159 million in 9M13 as compared to the amount of R$ 2,164 million in 9M14. Also the Foreign Currency Exchange Rate variation which registered a net income in the amount of R$ 482 million in 9M13 as compared to a net income of R$ 127 million in 9M14, and also the effects related to a derivative operation related to a Energy sale Contract between Eletronorte and certain Aluminum Companies in the amount of R$ 300 million in the 9M14.

Main Variations of Financial Statements (3Q14 x 2Q14)

The results of 3Q14 registered a 2,517.4% decrease as compared to 2Q14 recording a net loss of R$ 2,738 million in the 3Q14, as compared to a net loss of R$ 105 million in 2Q14.

The Net operating income in the amount of R$ 6,589 million, detailed in Table I.1.2, presented, in 3Q14, a 4% decrease as compared to 2Q14, when was registered the amount of R$ 6,867 million. Without considering the income due to the sale of electricity in the spot market (CCEE) and the income on construction,  the Net Operating Income would have shown a 6.6% increase, from R$ 5,241 million in 2Q14 million to R$ 5,584 million in 3Q14. In a segmented analysis, we highlight the following aspects:

 The income from Generationshowed a 7.9% decrease, from R$ 5,313 million in 2Q14 to R$ 4,894 million in 3Q14. Such decrease was due mainly to the reduction of electricity sold within the Short Term Electricity Market (CCEE). The volume of energy sold by the Eletrobras Companies was 64 TWh in the 2Q14 as compared to 53 TWh in the 3Q14. The Construction revenue increased and was registered at its equivalent value as cost of construction.

 The income from the Transmission Segment registered a 5.2% decrease, from R$ 1,088 million in 2Q14 to R$ 1,031 million in 3Q14, influenced mainly by the decrease of the Construction Revenues Line, which was registered at its equivalent value as Cost of Construction, and also by the consolidated income related to Operation and Maintenance of certain Transmission Lines that were not reached by the Law 12.783/2013.

 The income from Distribution Segment registered a 3.3% increase, from R$ 1,452 million in 2Q14 to R$ 1,499 million in 3Q14, influenced by the energy supply, which showed a 1.3% increase from R$ 1,289 million in 2Q14 to R$ 1,306 million in 3Q14 due mainly to the larger volume of energy sold. The amount of energy sold, was of 4.1 TWh in the 2Q14, as compared to the amount sold in the 3Q14 of 4.3 TWh. The Construction revenue was registered at its equivalent value as Cost of Construction.

-The Electricity purchased for resale increased by 56%, from R$ 2,010 million in 2Q14 to R$ 3,135 million in 3Q14. This result was mainly influenced by the electricity purchased in the short term market caused by the negative effect of the Generating Scale Factor - GSF of the period which was partially compensated by the reduction shown by Amazonas Energia.

-The fuel for electricity production account registered a 14.8% decrease. In 2Q14, there was a net expense of R$ 390 million, while in 3Q14 it was recorded a net expense of R$ 332 million due to a smaller amount of energy produced by Camaçari Thermal Power Plant.

-In 3Q14, the Personnel, Material and Service (PMS) line decreased by 2.4%, from R$ 2,108 million in 2Q14 to R$ 2,056 million in 3Q14. The Personnel line decreased by 5.7% mainly due to the Staff Adjustment Plan (Early Retirement Program) held in 2013 in as much as during the 2Q14 the Annual Labour Contract was renewed and effects of the Merit Management System. The Services line increased by 3.7% from R$ 589 million in 2Q14 to R$ 611 million in 3Q14 and the Materials line increased by 10.3% from R$ 79 million in 2Q14 to R$ 88 million in 3Q14. The increases in the Material and Services line was due mainly to operational stop of Angra I and Candiota plants (see item I.7).

-The Operating provisions went from a R$ 83 million reversal in 2Q14 to a provision in the amount of R$ 1,253 million in 3Q14, mainly due to the provision for contingencies related to the Compulsory Loan in the amount of R$ 1,341 million, by the impairment in CHESF in the amount of R$ 382 million and the provision for financial losses in the amount of R$ 197 million, of which R$ 153 million related to Furnas (regarding reinvestments in concessions reached by Law 12.783/2013, not yet recognized by ANEEL and therefore not included in the respective tariffs),  partially compensated by the reversal of the Onerous Contracts in the amount of R$ 408 million, of which the most significant amounts refer to CHESF R$ 206 million, Eletrosul R$ 108 million, and FURNAS R$ 94 million (see item I.4).

-The shareholdings registered a 2,288.6% decrease resulting from the negative amount of R$ 790 million in 3Q14 as compared to the amount of R$ 36 million in 2Q14. This variation was caused mainly due to the negative results registered by SPE Madeira Energia S.A. (Santo Antonio Hydroelectric Power Plant) which was the largest effect in the amount of the equity investments in associated companies. See item 3 Aditional Information item 3.

-The net financial result went from a net income of R$ 2 million, in the 2Q14 to a net income of R$ 46 million in 3Q14, representing a 2,306.4% increase influenced mainly by the Foreign Currency Exchange Rate variation.

I.2       Net Operating Income (NOI)

Throughout the 9M14 the Net Operating Income (NOI) registered a 14.4% increase as compared to 9M13, from R$ 17,883 million  in 9M13 to R$ 20,464 million in 9M14.

With regards to the 3Q14, the Net Operating Income registered a 4% decrease as compared to the previous quarter from an amount of R$ 6,867 million to R$ 6,589 million in this 3Q14. In comparison with the 3Q13, the Net Operating Income registered an amount of R$ 6,078 million, therefore a 8.4% growth.

9M14	9M13	CONSOLIDATED	3Q14	2Q14	3Q13	Variação 3Q14x2Q14
		a)Generation
8,821	7,138	Energy Sold	3,263	3,024	2,414	7.9%
2,503	2,573	Supply	837	727	907	15.2%
3,061	1,668	CCEE	344	1,020	178	-66.3%
1,344	1,366	Maintenance and Operation Revenue	445	443	474	0.4%
148	526	Construction Revenue	89	37	288	142.7%
-1	-211	Itaipu Transfers (see item II.3.a)	-83	63	19	-232.7%
					0
		b) Transmission			0
1,621	1,670	Maintenance and Operation Revenue	467	578	581	-19.2%
1,113	1,152	Construction Revenue	374	407	593	-8.1%
443	351	Transmission Return Rate Update	191	103	119	84.6%
					0
		c) Distribution			0
3,610	3,304	Supply	1,306	1,289	1,097	1.3%
538	709	Construction Revenue	193	163	164	18.7%

792	723	Other Revenue	336	236	284	42.5%
23,994	20,968	Total Revenue	7,761	8,088	7,118	-4.0%
					0
		Operating Income Deduction			0
-730	-612	Sectorial Charges	-235	-233	-191	1.0%
-932	-918	ICMS	-316	-329	-305	-4.1%
-1.860	-1.472	PASEP and COFINS	-619	-656	-466	-5.6%
-7	-83	Other Deductions	-2	-4	-78	-35.9%
-3.530	-3.085	Total Deductions	-1,172	-1,222	-1,040	-4.0%
					0
20.464	17.883	Net Operating Income	6,589	6,867	6,078	-4.0%

Participation of business in relation to Gross Revenues – 9M 2014

I.2. ENERGY SOLD

I.2.1  Energy Sold in 9M14 - Generation Companies – TWh

In terms of the energy market evolution, the Eletrobras companies during  9M14, sold 183.7 TWh of energy, as compared to 195.7 TWh traded in the 9M13, representing a 6.2% decrease.

*considers only the regulated market

I.2.2 ENERGY SOLD IN 1S14 – DISTRIBUTION COMPANIES – TWH

In terms of the energy market evolution, the  Eletrobras Distribution System, during 9M14, sold 12.5 TWh of energy, as compared to 11.8 TWh traded in 9M13, representing a 6.4% increase.

*considers only the regulated market

I.3 OPERATING PROVISIONS

R$ million
	Consolidated Consolidated
	3Q14	2Q14	9M14	9M13
Guarantees	10	21	52	46
Contingencies	1,410	210	1,620	704
PCLD - Customers and Resellers	25	48	47	-609
PCLD - Financing and Loans	-221	-15	-272	91
Losses due to Advances for future capital increases	-	-	-	-
Unfunded liabilities in subsidiaries	-	-568	-	-
Onerous Contracts	-408	38	-1,234	-1,088
Losses on Investiments	-172	6	-442	56
Impairment	382	85	466	-14
Adjustment to Market Value	-	-	111	-17
Provision for losses on Financial Asset	197	131	408	482
Others	30	-37	74	-52
	1,253	-83	829	-401

Provisions for legal liabilities linked to legal proceedings

R$ million
	Consolidated
	09.30.14	12.31.13
Current
Labor	08	09
Tax Related	-	-
Civil	20	15

Non-current
Labor	922	913
Tax Related	692	295
Civil	6,760	4,487
Total	8,401	5,719

I.4  ONEROUS CONTRACTS

R$ million
Consolidated Balance				Amounts due 2014
	2014	2013	2012	3Q14	2Q14	1Q14
Transmission
Contract 061/2001	336	-	84	48	-384	-
Contract 062/2001	690	875	1,407	41	144	-
Others	129	-	-	-114	-15	-
	1,155	875	1,491	-25	-255	-
Generation
Itaparica	94	863	1,019	98	651	20
Jirau	13	712	1,608	246	211	242
Camaçari	256	267	357	6	-	6
Termonorte II	-	-	131	-	-	-
Funil	81	96	83	15	-	-
Paulo Afonso Complex	-	-	34	-	-	-
Coaracy Nunes	89	89	21	-11	-	11
Others	11	30	378	132	-41	-72
	543	2,057	3,665	484	823	207
Distribution
Intangibles*	345	295	-	-50	-	50

TOTAL	2,043	3,228	5,156	408	568	258

The table considers an increase in the amount of R$ 50 million pertaining the onerous contract of the Amazonas Energia intangibles that does not show in the company results.

I.5 CONSOLIDATED EBITDA -

		R$ million
EBITDA	9M14	9M13%
Results of the period	-1,850	-783	-137%
+ Provision Income Tax and Social Contribution	361	138	161%
+ Financial Result	-39	-821	95%
+ Depreciation and Amortization	1,169	1,083	8%
= EBITDA	-359	-383	5%

I.5.EBITDA of Subsidiaries Companies

Throughout the 3Q14 the sum of the EBITDA of the Eletrobras Subsidiary Companies registered a negative amount of R$ 1,088 million which represents a 198% decrease, as compared to the EBITDA of R$ 1,109 million registered in the 2Q14. Throughout the 9M14 the EBITDA of the Eletrobras Subsidiary Companies summed a total of R$ 1,934 million which represents a 31% increase as compared to the amount of R$ 1,473 million in 9M13.

EBITDA R$ Million
Company	9M14	9M13%		3Q14	2Q14%
Furnas	373	-208	-279%	-650	430	-251%
Chesf	-421	-599	-30%	-382	-79	381%
Eletronorte	1,681	1,990	-16%	-207	566	-137%
Eletrosul	496	398	25%	78	170	-54%
Eletronuclear	-26	363	-107%	112	-5	-2436%
CGTEE	-144	-247	-42%	-5	-96	-94%
Subtotal	1,958	1,696	15%	-1,055	986	-207%
Distribution Companies	-23	-223	-90%	-32	123	-126%
Total	1,934	1,473	31%	-1,088	1,109	-198%

EBITDA MARGIN R$ million
Company	9M14	9M13	p.p.	3Q14	2Q14	p.p.
Furnas	8.3%	-6.5%	14.80	-21.2%	28.7%	-49.84
Chesf	-16.5%	-19.0%	2.51	-23.0%	-9.5%	-13.50
Eletronorte	37.1%	57.1%	-20.01	-7.9%	44.6%	-52.59
Eletrosul	62.9%	51.2%	11.69	14.6%	69.1%	-54.52
Eletronuclear	-1.8%	26.2%	-28.01	12.0%	-1.0%	12.96
CGTEE	-57.4%	-134.8%	-28.01	-3.1%	-114.3%	111.22
Subtotal	13.9%	13.9%	0.01	-11.7%	22.4%	-34.12
Distribution Companies	-0.5%	-5.0%	4.50	-0.9%	6.4%	-7.31
Total	10.1%	8.8%	1.24	-8.6%	17.5%	-26.13

EBITDA = Net income plus income taxes over profits minus net financial expenses Financial income and depreciation, amortization and depletion, as determined by CVM Instruction 527/12.

p.p = percentage points

* Source: Financial statements for consolidation

I.6 NET DEBT

	R$ million
Net Debt	09.30.2014	12.31.2013
Financing payble + Debentures - (RGR)	29,184	24,293
Cash + Marketable Securites	8,478	9,886
Financing receivable - (RGR)	11,691	12,108
Net Debt	9,015	2,300

I.7. PERSONNEL, MATERIAL AND SERVICE

R$ million
	9M14	9M13%		3Q14	2Q14%
Personnel	3,969	4,317	-8.1%	1,358	1,439	-5.7%
Material	235	228	2.9%	88	79	10.3%
Services	1,688	1,631	3.5%	611	589	3.7%

II. Analysis of the Results of the Parent Company -

EVOLUTION OF THE RESULTS - R$ MILLION

II.1.Eletrobras Shareholdings

Throughout the 9M14 the result regarding shareholdings had a positive impact  in Eletrobras overall results in the amount of R$ 896 million, which represents a 128.1% variation as compared to the positive amount of R$ 393 million registered in 9M13, due mainly to the equity equivalence of the subsidiary companies.

The recognition of the results obtained by the companies invested by Eletrobras made a negative impact on the 3Q14 results in the amount of R$ 1,225 million due to the valuation of shareholding investments. This figure represented a 305.6% variation when compared to the positive amount of R$ 596 million for the 2Q14, mainly due to the result of the equity equivalence of the subsidiaries companies, as shown below:

R$ million
	Parent Company
	9M14	9M13	3Q14	2Q14
Investments in subsidiary companies
Equity Equivalence	662	339	-1,288	510

Investments in affiliated
Interest on Equity	11	-	11	-
Equity Equivalence	52	-81	-04	27
	62	-81	7	27

Other investiments
Interest on Equity	20	13	12	7
Dividends	81	63	35	43
Remuneration of Investments in Partnerships	18	15	6	06
Capital Income - ITAIPU	53	44	03	02
	171	135	56	59
Total	896	393	-1,225	596

 The analysis of the results of our Subsidiary Companies is in the attachment hereof

II.2.FINANCIAL RESULTS

Along the 9M14, Financial Results positively impacted the overall results of the Parent Company in the amount of R$ 1,545 million, as compared to the amount of R$ 1,774 million of 9M13. This variation is primarily explained by the variation of the foreign currency exchange rate which registered a net income of R$ 499 million in 9M13 as compared to a net expense of R$ 143 million in 9M14.

 MARKETLETTER

FINANCIAL RESULT			R$ million
	9M14	9M13	3Q14	2Q14
Financial Revenues
Interest income, commissions and fees	1,662	1,511	573	538
Income from financial investments	337	226	112	135
Arrears surcharge on electricity	68	13	49	-21
Monetary adjustments	464	483	78	241
Foreign currency exchange rate variations	143	499	352	-100
Other Financial revenues	71	85	-3	23

Financial Expenses
Debt Charges	-1,068	-738	-399	-304
Charges on Leasing Contracts	-	-	-	-
Charges on shareholders' funds	-50	-167	-5	-20
Other Financial Expenses	-82	-138	-46	-30
Total	1,545	1,774	711	462

Throughout the 3Q14, Financial Results positively impacted the overall results of the Parent Company in the amount of R$ 711 million, as compared to the amount of R$ 462 million in 2Q14. This variation is explained mainly by the variation of the foreign currency exchange rate which registered a net expense of R$ 100 million in 2Q14 as compared to a net income in the amount of R$ 352 million, as shown in table below:

The main indexes of the loans and transfer agreements showed the following variations in the period:

Evolution of the IGP-M Index and the Dollar (%) -

	1Q14	2Q14	3Q14	9M14
US Dollar	-3.40%	-2.67%	11.28%	4.63%
IGPM	2.55%	-0.10%	-0.68%	1.75%

	1Q13	2Q13	3Q13	9M13
US Dollar	10.02%	-1.45%%	0.65%	9.13%
IGPM	0.90%	0.84%	1.92%	3.70%

II.3.  Sale of electricity of Parent Company -

FINANCIAL RESULT - ITAIPU			R$ million
	1Q14	2Q14	3Q14	9M14
Energy sales Itaipu + CCEE Contract	2,012	2,196	1,891	6,098
Revenue from Right to Reimbursement(1)	67	114	98	280
Others	31	168	290	489
Total Revenue	2,110	2,479	2,279	6,867

Energy purchased Itaipu + CCEE Contract	-2.078	-1,986	-3,187	-7,251
Expense from Reimbursement Obligations (2)	-42	-72	-61	-175
Itaipu transfers	107	-228	960	838
Others	-78	-130	-73	-281
Total Expenses	-2,091	-2,416	-2,362	-6,868

Net Op Income - Tranfers from Itaipu	19	63	-83	-1

FINANCIAL RESULT - ITAIPU (price indexes)
	1Q14	2Q14	3Q14	9M14
Lawful Rights (RR) (1)	67	114	98	279
+ Foreign Currency Exch. Rate Results	-169	-130	548	249
Result from Right to Reimbursements (RR)	-102	-16	646	528
Obligation Expenditures (2)	42	72	61	175
+ Foreign Currency Exch. Rate Results	-106	-81	342	155
Result from Reimbursement Obligations(OR)	-64	-9	-403	-476
Balance: RR - OR	-38	-6	243	199

Itaipu Binational

The balance resulting from the adjustment factor from Itaipu Binational, shown on Financial Asset at the Non-Current Assets amounted to R$ 5,506 million on September 30th, 2014, equivalent to US$ 2,246 million (December 31st , 2013 – R$ 4,977 million, equivalent to US$ 2,125 million), of which R$ 3,515 million, equivalent to US$ 1,434 million shall be transferred to the National Treasury until year 2023 represented by reimbursement obligations, as a result of a credit transaction which took place between the Company and the National Treasury in 1999.

Commercialization of Eletric Energy– PROINFA

Trading electricity within the PROINFA registered a positive net result in the period ended by September 30th 2014 in the amount of R$ 179 million (December 31, 2013 negative by R$ 43 million), producing no effect on net income of the company.  This value is included under the Reimbursement Obligations. The balance of resellers consumers line registered the amount R$ 642 million of PROINFA related to the Parent Company (December 31st, 2013 – R$ 661 million).

III. Eletrobras Information

Portfolio Of Loans Receivable And Payable

a.      Financing and Loans Granted

Financing and loans granted, with foreign currency exchange rate variation clauses, represent approximately 40% of the total portfolio of the Company (43% on December 31st, 2013). The remainder that predict adjustment based on indexes that represent the level of domestic prices in Brazil reach 60% of the portfolio balance (57% on December 31st,  2013).

The market value of these assets are equivalent to their accounting value, since they are industry specific operations and formed, in part, by resources from Sector Funds that don’t have comparable parameters with other loans.

The long-term portion of loans and financing granted from regular and Sector Funds, including transfers based on the contractual expected cash flows shall mature in variable amounts as shown below:

values in R$ million
	2015	2016	2017	2018	Beyond 2018	Total
Parent company	1,629	3,037	2,837	2,599	13,491	23,593
Consolidated	789	1,471	1,374	1,259	6,534	11,427

b.   Financing and Loans  Payable

Debts are guaranteed by the Federal Government and/or by Eletrobras and subject to charges, which averaged along 2014 at 7.56% per annum (5.91% per annum in 2013) with the following debt profile:

	Parent Company				Consolidated
	09.30.2014		06.30.2013		09.30.2014		06.30.2013
	Balance in R$ million	%	Balance in R$ million	%	Balance in R$ million	%	Balance in R$ million	%
Local Currency
USD	7,840	33%	7,476	34%	7,848	22%	7,485	23%
USD with Libor	2,684	11%	2,933	13%	2,963	8%	3,176	10%
EURO	185	01%	191	01%	185	01%	191	01%
YEN	198	01%	222	01%	228	01%	222	01%
Others	1	-	-	-	02	-	07	-
Subtotal	10,907	46%	10,822	50%	11,226	31%	11,080	34%

Foreign Currency
CDI	2,508	11%	-	-	7,579	21%	3,788	12%
IPCA	-	-	-	-	-	-	-	-
TJLP	-	-	-	-	5,587	15%	4,978	15%
SELIC	2,517	11%	2,599	12%	2,783	8%	2,599	8%
Others	04	-	-	-	32	-	10	-
Subtotal	5,029	21%	2,599	12%	15,982	44%	11,375	35%

Non indexed	7,669	32%	8,402	38%	9,226	25%	10,021	31%

TOTAL	23,605	100%	21,823	100%	36,433	100%	32,476	100%

The long-term loans and financing expressed in millions of Reais, shall mature as follows:

						R$ milhões
	2015	2016	2017	2018	Beyond 2018	Total
Parent Company	492	1,246	1,232	915	17,852	21,737
Consolidated	694	2,176	2,501	3,114	24,195	32,681

RATINGS

Agency	Rating National/Perspective	Latest Report
Moody’s Issuer Rating	Baa3 (Negative)	May 7th, 2013
S&P LT Local Currency	BBB+ (Stable)	March 24th, 2014
S&P LT Foreign Currency	BBB- (Stable)	March 24th, 2014
Fitch LT Local Currency Issuer	BB (Negative)	December 6th, 2013
Fitch LT Foreign Currency Issuer	BB (Negative)	December 6th, 2013

ORGANIZATION CHART OF ELETROBRAS

INVESTIMENTS

NATURE OF THE INVESTMENTS	Budgeted	Accomplished				R$ Million
	2014	1Q14	2Q14	3Q14	9M14%
Generation	6,930	1,219	894	1,560	3,673	50%
Corporate Expansion	2,973	214	571	343	1,127	38%
Expansion of SPEs	3,091	952	230	1,107	2,289	74%
Maintenance	866	53	93	111	257	30%
Transmission	4,294	874	1,139	971	2,985	40%
Corporate Expansion	2,512	441	563	503	1,507	60%
Expansion of SPEs	1,168	361	476	355	1,192	102%
Maintenance	614	72	101	113	286	47%
Distribution	2,082	170	173	170	513	7%
Corporate Expansion	1,807	133	139	135	407	23%
Maintenance	275	37	34	34	106	38%
Others (Research, Infrastructure and Environmental Quality)	825	66	70	74	209	3%
Total	14,130	2,329	2,276	2,775	7,380	100%

SOCIAL CAPITAL

Capital Structure

As of September 30th, 2014 the social capital of Eletrobras had the following composition:

Shareholders	Common		Pref. Class “A”		Pref. Class “B”		Total
	1,087,050,297%		146,920%		265,436,883%		1,352,634,100%
Federal Government	554,395,652	51.00%			1,544	-	554,397,196	40.99%
BNDESpar	141,757,951	13.04%			18,691,102	7.04%	160,449,053	11.86%
BNDES	74,545,264	6.86%			18,262,671	6.88%	92,807,935	6.86%
FND	45,621,589	4.20%					45,621,589	3.37%
FGHAB	1,000,000	0.09%					1,000,000	0.07%
FGEDUC	10,554,030	1.68%					10,554,030	0.78%
CEF	8,701,564	0.80%					8,701,564	0.64%
FGI					8,750,000	3.30%	8,750,000	0.65%
Others	250,474,247	23.04%	146,920	100.00%	219,731,566	82.78%	470,352,733	34.77%
Cust.CBLC	250,373,973	23.03%	86,122	58.62%	195,175,894	73.53%	445,635,989	32.95%
Resident	64,358,754	5.92%	86,121	58.62%	83,428,766	31.43%	147,873,641	10.93%
Non Resident	109,385,954	10.06%	01	-	86,631,346	32.64%	196,017,301	14.49%
ADR Programme	76,629,265	7.05%		-	25,115,782	9.46%	101,745,047	7.52%
Others	100,274	0.01%	60,798	41.38%	24,555,672	9.25%	24,716,744	1.83%
Resident	72,299	0.01%	60,771	41.36%	24,551,670	9.25%	24,684,740	1.82%
Non Resident	27,975	-	27	0.02%	4,002	-	32,004	-

19

Number of Shareholders

As of September 30th, 2014 Eletrobras had a total of 29,605 shareholders, 33.2% of which held common shares and 66.8% held preferred shares. The figure below highlights the distribution of the shareholders in accordance with their nature:

Non Resident Shareholders

As of September 30th, 2014 Eletrobras had 866 non-resident shareholders representing 2.9% of the total amount of shareholders, located in 36 countries throughout the world. The non-resident shareholders hold 17.1% of the common shares and 42.1% of the preferred shares. The charts below show the geographical distribution of the non-resident shareholders:

Share performance analysis

Shares

Eletrobras Common Shares – ELET3

During the 3Q14 Eletrobras’ common shares (ELET3) increased their value by 2.7% closing at R$ 6,56. The maximum price achieved by those shares was R$ 8,60 on September 1st , and the lowest price registered was R$ 6,15 on July 1st . The quotations related are ex-dividend values. The average volume of shares traded daily throughout the third quarter was of 2.4 million shares, equivalent to a financial amount of R$ 16.9 million.

Eletrobras Preferred Shares – ELET6

During the 3Q14 Eletrobras’ preferred shares (ELET6) decreased their value by 3.8% closing at R$10,10. The maximum price achieved by those shares was R$ 12,53 on August 27th, and the lowest price registered was R$ 10,10 on September 30th,. The quotations related are ex-dividend values. The average volume of shares traded daily throughout the third quarter was of 1.5 million shares, equivalent to a financial amount of R$ 16.3 million.

Shares Trading Performance at the BM&FBOVESPA

ADR Programs

EBR – Eletrobras Common Shares

During the 3Q14, the Eletrobras common shares ADRs decreased their value by 7.5% ending the quarter valued at US$ 2.70. They recorded a maximum price of US$ 3.76 on September 2nd, and. the lowest price registered was on September 30th, when the price reached US$ 2.70 considering ex-dividend values. The average volume of shares traded daily throughout the third quarter was of 0.76 million shares, The balance of ADRs representing such shares at the end of the second quarter was of 76.6 million.

EBR - B– Eletrobras Preferred Shares

During the 3Q14, the Eletrobras preferred shares ADRs decreased their value by 12.6%, ending the quarter valued at US$ 4.16. They recorded a maximum price of US$ 5.65 on August 27th. The lowest price registered was US$ 4.16 on September 30th, considering ex-dividend values. The average volume of shares traded daily throughout the third quarter was of 0.11 million shares. The balance of ADRs representing such shares at the end of the third quarter was of 25.1 million.

Latibex (Latin American Stock Market at Madrid Stock Exchange)

XELTO - Eletrobras Common Shares

During the 3Q14 the common shares listed on Latibex program increased their value by 1.9% ending the quarter valued at € 2.17. They recorded a maximum price of € 2.94 on September 1st. The lowest price registered was € 2.02 on July 3rd , considering ex-dividend values. The average volume of shares traded daily throughout the third quarter was of 11.9 thousand shares.

XELTB - Eletrobras Preferred Shares

During the 3Q14 the prefered shares listed on Latibex program decreased their value by 5.5% ending the quarter valued at € 3.28. They recorded a maximum price of € 4.34 on September 1st . The lowest price registered was € 3.28 on September 30th, considering ex-dividend values. The average volume of shares traded daily throughout the third quarter was of 6.2 thousand shares.

Foreign Currency Exchange Rate

 MARKETLETTER

Number of Employees

Parent Company

Working time in the Company (years)	Number of employees
	3Q14	2Q14	1Q14	4Q13
Until 5	388	415	455	521
6 to 10	259	256	276	255
11 to 15	158	134	79	81
16 to 20	23	23	23	28
21 to 25	111	111	111	165
beyond 25	98	99	99	214
Total	1,037	1,038	1,043	1,264

By Region

State	Number of of employees
	3Q14	2Q14	1Q14
Rio de Janeiro	995	1,002	1,007
Brasília	42	36	36
Total	1,037	1,038	1,043

Outsourced Employees

3Q14	2Q14	1Q14
-	-	-

Turnover Index

3Q14	2Q14	1Q14
0.69%	0.95%	0.57%

Partnerships – Parent Company

SPE	Type of Plant	Investiment R$ million	Installed Capacity MW	Assured Energy MW Medium	Generated Energy MWh
						1Q14	2Q14	3Q14
Norte Energia AS (Belo Monte)	Hydro	29,375.00 Fully built 25,885 April/10 value	11,233.1	4,571.0	-	-	-	-
Eólica Mangue Seco 2 Geradora e Comercializadora de Energia Elétrica S.A.(*)	Wind	109.3	26.0	12.08		18,671	13,764	25,656
Generated Energy - Source: SPE Solar Mangue Seco 2 Generator and Distributor of Electrical Energy SA

Enterprise	Stake (%)	Location (Estate)	Start of Construction	Start of Operation	End of Operation
Belo Monte / Norte Energia	15.0	PA	Jun/2011	Nov/2015	Aug/2045
Eólica Mangue Seco 2 Geradora e Comercializadora de Energia Elétrica S.A.	49.0	RN	May/2010	Sep/2011	Jun/2045

Note: For the item “end of operation” it was considered the date of the end of the Concession Contract.

BALANCE SHEET

values in R$ thousand

Assets	Parent Company		Consolidated
	09.30.14	12.31.13	09.30.14	12.31.13
Current
Cash and cash equivalent	246,720	1,303,236	1,985,580	3,597,583
Restricted cash	1,860,017	879,801	1,860,017	879,801
Marketable Securities	2,099,217	1,713,017	6,271,321	6,095,908
Clients	455.062	449.452	3.792.619	3.587.282
Financial assets-concessions and Itaipu	419,744	759,433	872,013	1,168,002
Financing and loans	6,250,863	4,961,171	3,044,470	2,838,503
Fuel consumption account - CCC	971,299	1,275,334	971,299	1,275,334
Remuneration of equity interests	452,242	379,943	179,942	268,060
Taxes to retrieve	571,509	554,725	825,819	839,767
Income tax and Social contribution	341,386	1,545,376	800,554	1,940,005
Right to compensation	-	-	3.292.780	10.910.073
Stored material	574	738	686,018	614,607
Stock of nuclear fuel	-	-	340,319	343,730
Compensations - Law 12,783/2013	-	-	3,579,487	3,476,495
Derivative financial instruments	-	-	137,895	108,339
Others	268.929	69.811	1.846.324	1.136.344
Total current assets	13.937.562	13.892.037	30.486.457	39.079.833

Non-Current
LONG-TERM ASSETS
Right to reimbursements	-	-	13.585.440	1.669.583
Financing and loans	23,593,311	24,635,663	11,426,663	12,335,838
Clients	186,560	211,800	1,731,818	1,522,621
Marketable Securities	200,506	188,650	220,769	192,580
Stock of nuclear fuel	-	-	496,683	507,488
Taxes to retrieve	-	-	2.413.225	1.990.527
Income tax and Social contribution	1,464,148	299,117	3,897,612	3,010,574
Linked deposits	1,496,951	803,048	3,673,250	2,877,516
Fuel consumption account - CCC	8,141	16,275	8,141	16,275
Financial assets-concessions and Itaipu	3,119,470	2,659,432	26,665,722	23,704,037
Derivative financial instruments	-	-	145,052	107,816
Advances for future Capital increase	177,551	382,193	1,416,582	490,429
FUNAC Reimbursements	-	-	164,585	2,019,684
Compensations - Law 12,783/2013	-	-	1,043,047	-
Others	817.776	696.168	975.135	618.508
	31.064.414	29.892.346	67.859.207	51.063.476
Investments	51.258.700	50.329.250	19.479.441	17.414.993
Property, Plant And Equipment	128,629	129,171	30,638,166	30,038,514
Intangible	-	-	784.884	788.582
Total non-current assets	82.451.743	80.350.767	118.761.698	99.305.565
Total Assets	96.389.305	94.242.804	149.248.155	138.385.398

Liabilities and Shareholders' Equity	Parent Company		Consolidated
	09.30.14	12.31.13	09.30.14	12.31.13
Current
Financing and loans	1,867,266	1,199,102	3,752,718	1,969,765
Debentures	-	-	43,552	12,804
Compulsory loan	56,648	7,935	56,648	7,935
Suppliers	419,221	342,778	12,998,277	7,740,578
Advance to customers	466,723	462,672	519,536	511,582
Taxes to be collected	22,090	49,187	959,027	839,426
Income tax and Social contribution	-	-	107,929	15,262
Fuel consumption account - CCC	826,400	941,285	826,400	941,285
Remuneration to shareholders	83,898	525,464	86,130	528,204
National Treasury credits	-	39,494	-	39,494
Estimated obligations	86,890	47,325	1,373,871	1,288,713
Obligations of compensation	761.905	583.046	3.658.965	8.377.400
Post-employment benefits	5,295	13,079	213,261	265,082
Provisions for contingencies	-	-	28,224	23,654
Sector Charges	-	-	956,797	714,862
Leasing	-	-	192,579	181,596
Concessions to pay-use of public goods	-	-	2,561	3,567
Derivative financial instruments	22,599	36,848	246,415	262,271
Others	79,729	135,869	625,352	2,011,256
Total current liabilities	4.698.664	4.384.084	26.648.242	25.734.736

Non-Current Liabilities
Financing and loans	21,737,696	20,623,906	32,680,764	30,506,522
Suppliers	-	-	1,766,073	791,293
Debentures	-	-	375,685	205,878
Advance to customers	-	-	732,353	776,252
Compulsory loan	461,244	358,905	461,244	358,905
Obligation for demobilization of assets	-	-	1,278,809	1,136,342
Operational provisions	1,080,079	1,061,490	1,080,079	1,061,490
Fuel consumption account - CCC	469,499	455,455	469,499	455,455
Provisions for contingencies	4,020,122	2,496,739	8,372,665	5,695,104
Post-employment benefits	67,553	67,553	1,231,434	1,218,688
Provision for unfunded liabilities in subsidiaries	4,636,890	3,217,274	16,344	-
Onerous contracts	-	-	2.040.428	3.244.335
Obligations of compensation	-	-	8.647.680	2.317.708
Leasing	-	-	1,861,599	1,891,628
Concessions to pay-use of public goods	-	-	60,606	60,904
Advances for future capital increase	188,370	174,570	188,370	174,570
Derivative financial instruments	-	-	213,621	195,378
Sector Charges	-	-	608,367	375,982
Taxes to be collected	-	-	935,470	892,950
Income tax and Social contribution	93,916	342,236	210,905	533,713
Others	644.526	566.882	802.337	68.657
Total non-current liabilities	33.399.895	29.365.010	64.034.332	51.961.754

Shareholders ' Equity
Social Capital	31,305,331	31,305,331	31,305,331	31,305,331
Capital reserves	26,048,342	26,048,342	26,048,342	26,048,342
Profit reserves	4,334,565	4,334,565	4,334,565	4,334,565
Equity valuation adjustments	63,292	68,368	63,292	68,368
Additional Dividend Proposed	-	433,962	-	433,962
Accumulated profits	-1.818.517	-	-1.818.517	-
Other comprehensive results accumulated	-1,642,267	-1,696,858	-1,642,267	-1,696,858
Participation of non-controlling shareholders	-	-	242,254	195,198
Total shareholders ' equity	58.290.746	60.493.710	58.565.581	60.688.908
Total liabilities and shareholders’ equity	96.389.305	94.242.804	149.248.155	138.385.398

STATEMENT OF INCOME

values in R$ thousand

	Parent Company		Consolidated
	09.30.14	09.30.13	09.30.14	09.30.13
Net Operating Income	2.197.383	1.699.113	20.464.126	17.883.074
Operating Costs
Energy purchased for resale	-2,263,532	-1,987,658	-6,820,118	-4,226,077
Charges on use of electric network	-	-	-1,117,178	-1,316,165
Construction	-	-	-1,798,842	-2,386,872
Fuel for electric power production	-	-	-1,039,611	-1,335,547
Total	-66.149	-288.545	9.688.377	8.618.413

Operating expenses	-374,732	-398,695	-5,891,390	-6,175,992
Personnel, Material and Services	-	-	-313,152	-316,936
Remuneration and compensation	-4,773	-4,910	-1,030,070	-920,803
Depreciation	-	-	-138,840	-162,553
Amortization	-117,462	-145,033	-159,031	-184,964
Donations and contributions	-2,573,367	-1,596,930	-828,874	400,525
Operational provisions	-	-84,766	-305,404	-1,258,371
Staff Adjustment Plan	-1,161,183	-415,545	-1,888,694	-1,700,184
Others	-4,231,517	-2,645,879	-10,555,455	-10,319,278

Operating income before financial result	-4.297.666	-2.934.424	-867.078	-1.700.865
Financial Result
Financial Revenues
Revenue from Interest, commissions and fees	1,662,072	1,510,555	510,162	863,175
Revenue from financial investments	336,747	225,677	803,829	386,903
Moratorium increase on electricity	68,169	13,108	230,804	175,915
Monetary adjustments	464,225	482,917	153,029	204,294
Foreign Currency Exchange Rate variations	143,038	499,418	126,550	481,880
Compensation of remuneration - Law 12.783/13	-	-	632,339	420,518
Other financial revenues	70,823	85,277	475,195	341,182
Financial Expenses
Debt charges	-1,068,484	-737,822	-2,163,540	-1,158,580
Leasing charges	-	-	-240,096	-275,634
Shareholders ' resource charges	-49,854	-167,039	-74,443	-170,651
Losses on financial instruments - derivatives	-	-	-	-
Other financial expenses	-82,096	-137,957	-414,540	-447,549
	1,544,640	1,774,134	39,289	821,453
Income before equity participation	-2.753.026	-1.160.290	-827.789	-879.412
Result of Partnerships	895,835	392,664	-661,060	234,657
Operating Result before Taxes	-1.857.191	-767.626	-1.488.849	-644.755
Income tax and social contribution - current	-	65,411	-99,773	-81,654
Income tax and social contribution - defered	-	-84,856	-260,940	-56,696
Net income (loss) for the period	-1.857.191	-787.071	-1.849.562	-783.105
Portion allocated to Controlling shareholders	-1.857.191	-787.071	-1.857.191	-787.071
Portion allocated to non-controlling shareholders	-	-	7.629	3.966
Net profit per share (R$)	-1,37	-0,58	-1,37	-0,58

Cash Flow

values in R$ thousand

	Parent Company		Consolidated
	09.30.14	09.30.13	09.30.14	09.30.13
Operational Activities
Income before income tax and social contribution	-1.857.191	-767.626	-1.488.849	-644.755
Adjustments to reconcile profit with cash generated by operations:
Depreciation and amortization	4.773	4.910	1.168.910	1.083.357
Monetary/ foreign currency exchange rate variations net	-513.838	-688.945	-523.902	-1.110.521
Financial charges	-828.985	-1.035.428	49.382	227.687
Income from financial assets	-	-	-442.833	-222.175
Equity result	-895.835	-392.664	661.060	-234.657
Provision (reversal) for unfunded liabilities	1.617.140	1.009.894	-	-
Provision (reversal) for doubtful accounts	-271.877	91.207	-225.218	-517.634
Provision (reversal) for contingencies	1.523.382	411.704	1.619.937	704.308
Provision (reversal) for reduction of asset to recovery value	-	-	462.625	24.254
Provision (reversal) for onerous contracts	-	-	-1.233.660	-1.126.787
Provision (reversal) for staff adjustment plan	-	84.766	305.404	1.258.371
Provision (reversal) for investments loss	-442.429	56.392	-442.429	56.392
Provision (reversal) for financial assets loss	-	-	407.569	481.767
Charges over Global Reversion Reserve	235.398	262.694	235.398	262.694
Adjustments to present value/market value	92.668	-26.011	110.948	7.913
Minority interest in the result	-	-	-11.559	-6.009
Charges on shareholders resources	49.854	167.039	74.443	170.651
Financial instruments-derivatives	-	-	-40.416	140.321
Others	-39.010	109.348	301.208	-566.899
	531.241	54.908	2.476.867	633.034
(Increase)/decrease in operating assets
Accounts receivable	-	-	273.297	558.645
Securities	-1.078.570	2.489.831	-884.116	-856.433
Right to reimbursement	-	-	-4.230.759	-2.930.806
Stored Matetrials	164	33	-40.175	-116.368
Stock of nuclear fuel	-	-	14.216	68.444
Financial assets - public service concessions	-120.349	-145.416	-120.349	-145.416
Others	136.338	-99.437	794.774	-209.637
	-1.062.417	2.245.012	-4.193.112	-3.631.571
Increase/(decrease) in operating liabilities
Suppliers	39.584	-4.449	3.297.146	1.066.012
Advance to customers	-	-	-39.996	-37.589
Leasing	-	-	-19.046	30.951
Estimated obligations	39.565	53.871	46.087	350.654
Obligations of compensation	-	-	1.432.677	1.747.574
Sector charges	-	-	55.143	-14.951
Others	-45.186	33.967	-317.087	-289.522
	33.963	83.389	4.454.925	2.853.128

Cash from operating activities	-2.354.404	1.615.682	1.249.831	-790.163

Payment of financial charges	-546.121	-379.098	-1.129.851	-819.350
Payment of fees on global reversion reserve	-168.146	-177.857	-168.146	-177.857
Annual permitted revenue receipts (financial asset)	-	-	469.736	423.393
Receiving compensation of financial asset	-	-	2.384.445	8.779.864
Receipt of financial charges	1.412.242	1.419.293	787.312	767.130
Payment of income tax and social contribution	-199.183	-384.240	-537.404	-570.145
Receiving remuneration of equity in shareholdings	537.780	343.524	287.727	460.549
Payment of pension fundings	-7.784	-	-221.957	-64.297
Payment of lawful contingencies	-	-	-92.155	-152.311
Judicial deposits	-657.431	-223.188	-708.996	-35.039

Net cash from operating activities	-1.983.046	2.214.116	2.320.543	7.821.774

Financing activities

Cash Flow

values in R$ thousand

	Parent Company		Consolidated
	09.30.14	09.30.13	09.30.14	09.30.13

Long term Loans and financing obtained	2.544.110	2.220.284	4.316.521	3.938.494
Payment of loans and financing-principal	-1.585.736	-1.410.189	-2.052.841	-1.934.469
Payment of remuneration to shareholders	-810.780	-4.148.830	-813.537	-4.150.998
Payment of refinanced taxes and contributions-principal	-	-	-64.137	-69.619
Compulsory loan and global reversion reserve	-	402.930	-	402.930
Others	-	-	-2.809	153.429

Net cash from financing activities	147.594	-2.935.805	1.383.197	-1.660.233
Investment activities
Granting of loans and financing	-1.913.018	-1.769.401	-39.776	-269.260
Receiving of loans and financing	2.923.449	2.847.493	1.501.618	1.388.379
Acquisition of property, plant and equipment	-1.968	-16.466	-1.493.650	-1.309.539
Acquisition of intangible assets	-	-	-50.949	-8.967
Acquisition of concession assets	-	-	-1.822.911	-2.351.578
Acquisition/capital supply over equity shareholdings	-215.733	-156.855	-2.631.595	-3.002.248
Granting of advance for future capital increase	-13.794	-165.313	-958.349	-21.162
Others	-	-	159.703	-
	-	-	20.166	10.006
Net cash from investing activities	778.936	739.458	-5.315.743	-5.564.369

Increase (decrease) in cash and cash equivalents	-1.056.516	17.768	-1.612.003	597.171

Cash and cash equivalents at the beginning of the period	1.303.236	935.627	3.597.583	2.501.515
Cash and cash equivalents at the end of the period	246.720	953.395	1.985.580	3.098.686
	-1.056.516	17.768	-1.612.003	597.171

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.